UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

SEACOR Marine Holdings Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

78413P101
(CUSIP Number)

January 5, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78413P101	13G/A	Page 1 of 7 Pages

1.	NAME OF REPORTING PERSONS FF Hybrid, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,545,579
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,545,579
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,545,579
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0% (See Note 1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 25,943,577 outstanding shares of Common Stock (as defined in Item 2(d) below) of which (i) 24,375,642 were reported as of October 29, 2021, as represented by the Issuer in the Form 10-Q filed with the Securities and Exchange Commission ("SEC") on November 4, 2021, (ii) 1,036,063 shares of Common Stock were issued as of December 22, 2021 as represented in the Issuer's 8-K filed with the SEC on December 22, 2021 and (iii) an additional 531,872 shares of Common Stock were issued as of December 31, 2021 as represented in the Issuer's Form 8-K filed with the SEC on January 6, 2022.

CUSIP No. 78413P101	13G/A	Page 2 of 7 Pages

1.	NAME OF REPORTING PERSONS Flat Footed LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,312,851
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,312,851
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,312,851
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.9% (See Note 2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO, HC

(2) See Note (1) Above

CUSIP No. 78413P101	13G/A	Page 3 of 7 Pages

1.	NAME OF REPORTING PERSONS Marc Andersen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,312,851
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,312,851
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,312,851
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.9% (See Note 3)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

(3) See Note (1) Above

CUSIP No. 78413P101	13G/A	Page 4 of 7 Pages

Item 1(a).	Name of Issuer:

SEACOR Marine Holdings Inc (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

12121 Wickchester Lane, Suite 500

Houston, TX 77079

Item 2(a).	Name of Persons Filing:

This statement is filed by the entities and persons listed below, who are collectively referred to herein as "Reporting Persons", with respect to the shares of Common Stock of the Company:

(i)	FF Hybrid, LP

(ii)	Flat Footed LLC

(iii)	Marc Andersen

Item 2(b).	Address of Principal Business Office or, if none, Residence:

(i)	FF Hybrid, LP

3465 N Pines Way, Suite 104 Box 206

Wilson, WY 83014

(ii)	Flat Footed LLC

3465 N Pines Way, Suite 104 Box 206

Wilson, WY 83014

(iii)	Marc Andersen

c/o Flat Footed LLC

3465 N Pines Way, Suite 104 Box 206

Wilson, WY 83014

Item 2(c).	Citizenship:

(i)	FF Hybrid, LP – DE

(ii)	Flat Footed LLC – DE

(iii)	Marc Andersen – USA

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value (“Common Stock”)

Item 2(e).	CUSIP Number:

78413P101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

(i)	FF Hybrid, LP

(a)	Amount beneficially owned: 1,545,579 (See Note 4)

(b)	Percent of class: 6.0% (See Note 5)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,545,579 (See Note 4)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,545,579 (See Note 4)

(ii)	Flat Footed, LLC

(a)	Amount beneficially owned: 2,312,851 (See Note 4)

(b)	Percent of class: 8.9% (See Note 5)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 2,312,851 (See Note 4)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 2,312,851 (See Note 4)

(iii)	Marc Andersen

(a)	Amount beneficially owned: 2,312,851 (See Note 4)

(b)	Percent of class: 8.9% (See Note 5)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 2,312,851 (See Note 4)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 2,312,851 (See Note 4)
CUSIP No. 78413P101	13G/A	Page 5 of 7 Pages

Note 4:

Flat Footed LLC is an investment advisor that is registered under the Investment Advisors Act of 1940. Flat Footed LLC, which serves as the investment manager to FF Hybrid, LP and various private funds (collectively, the "Funds"), and as sub-advisor to other private funds ("Other Funds"), which hold securities for the benefit of their investors and Mr. Marc Andersen, as Managing Member of Flat Footed LLC, with the power to exercise investment and voting discretion, may be deemed to be the beneficial owner of all shares of Common Stock held by the Funds and by the Other Funds. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, each of the Funds expressly disclaims beneficial ownership over any of the securities reported in this statement, and the filing of this statement shall not be construed as an admission that any of the Funds are the beneficial owner of any of the securities reported herein.

Note 5:

Based on 25,943,577 outstanding shares of Common Stock (as defined in Item 2(d) below) of which (i) 24,375,642 were reported as of October 29, 2021, as represented by the Issuer in the Form 10-Q filed with the Securities and Exchange Commission ("SEC") on November 4, 2021, (ii) 1,036,063 shares of Common Stock were issued as of December 22, 2021 as represented in the Issuer's 8-K filed with the SEC on December 22, 2021 and (iii) an additional 531,872 shares of Common Stock were issued as of December 31, 2021 as represented in the Issuer's Form 8-K filed with the SEC on January 6, 2022.

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable
Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:
See Note 4 above. The Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
See Note 4 above
Item 8.	Identification and Classification of Members of the Group:
Not Applicable
Item 9.	Notice of Dissolution of Group:
Not Applicable

Item 10.	Certifications:

Each of the Reporting Persons makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 19, 2022

FF HYBRID, LP

By: Flat Footed LLC, its Investment Manager

By: /s/ Marc Andersen

Name: Marc Andersen

Title: Managing Member

FLAT FOOTED LLC

By: /s/ Marc Andersen

Name: Marc Andersen

Title: Managing Member

Marc Andersen

By: /s/ Marc Andersen

CUSIP No. 78413P101	13G/A	Page 6 of 7 Pages

EXHIBIT A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referenced to herein as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the rules thereunder may be filed on each of his, her or its behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1(k).

Dated: January 19, 2022

FF HYBRID, LP

By: Flat Footed LLC, its Investment Manager

By: /s/ Marc Andersen

Name: Marc Andersen

Title: Managing Member

FLAT FOOTED LLC

By: /s/ Marc Andersen

Name: Marc Andersen

Title: Managing Member

MARC ANDERSEN

By: /s/ Marc Andersen

CUSIP No. 78413P101	13G/A	Page 7 of 7 Pages